NO ACT

PE
12-11-13



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003966

Received SEC

JAN 14 2014

Washington, DC 20549

January 14, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-14-14

Robert J. Wollin
Bristol-Myers Squibb Company
robert.wollin@bms.com

Re: Bristol-Myers Squibb Company
Incoming letter dated December 11, 2013

Dear Mr. Wollin:

This is in response to your letters dated December 11, 2013 and December 26, 2013 concerning the shareholder proposal submitted to Bristol-Myers by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 20, 2013, December 29, 2013, January 13, 2014 and January 14, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bristol-Myers Squibb Company
Incoming letter dated December 11, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote, including the 75% provision in the charter, be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

We are unable to concur in your view that Bristol-Myers may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Additionally, we are unable to conclude that the portions of the supporting statement you reference are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we do not believe that Bristol-Myers may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Bristol-Myers' policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that Bristol-Myers has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2013 company request concerning this rule 14a-8 proposal and company supplement.

The company produced no evidence that the vast majority of its shareholders who voted at the 2010 annual meeting will still be company shareholders at the time of its 2014 annual meeting.

In a similar situation companies are required to submit their executive pay to a shareholder vote every 3-years even if 99% of the shareholders are unchanged after 3-years.

In a similar analogy Staff Legal Bulletin No. 14 allows a shareholder proposal to come back after a hiatus of only one-year if obtains only a 10%-vote.

Staff Legal Bulletin No. 14 states:
"• If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Robert Wollin <Robert.Wollin@bms.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2013 company request concerning this rule 14a-8 proposal and company supplement.

AT&T Inc. (January 13, 2014) has similarities to this case in regard to (i)(10).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Robert Wollin <Robert.Wollin@bms.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2013 company request concerning this rule 14a-8 proposal and company supplement.

The company produced no evidence that the vast majority of its shareholders who voted at the 2010 annual meeting will still be company shareholders at the time of its 2014 annual meeting.

In a similar situation companies are required to submit their executive pay to a shareholder vote every 3-years even if 99% of the shareholders are unchanged after 3-years.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Robert Wollin <Robert.Wollin@bms.com>

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154

December 26, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: *Stockholder Proposal of Mr. Kenneth Steiner*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On December 11, 2013, Bristol-Myers Squibb Company (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") submitted by Mr. Kenneth Steiner (the "Proponent"). The Proponent has appointed John Chevedden as his proxy and instructed that we direct all communications regarding the Proposal to Mr. Chevedden. We have concurrently sent copies of this correspondence to Mr. Chevedden. The Proposal seeks the removal of "each voting requirement in [the Company's] charter and bylaws that calls for a greater than simple majority vote."

The No-Action Request indicated our belief that the Proposal may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal and Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9.

We write supplementally to respond to correspondence dated December 20, 2013 from Mr. Chevedden regarding the No-Action Request (the "Proponent's Response"). The Proponent's Response references the following two sentences contained in the portion of the No-Action Request discussing why the Company believes the Proposal should be excluded under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal:

> The Company has achieved the Proposal's objective because neither the Company's Amended and Restated Certificate of Incorporation, as corrected and amended (the "Certificate"), nor its bylaws contain any supermajority shareholder voting requirements ***except in one minor respect which is applicable only to the Company's preferred stockholders.*** The Certificate contains two provisions that require a two-thirds vote of preferred stock on any proposed amendments to the Certificate or by-laws that would materially alter the existing provisions or powers, preferences or rights of the preferred stock. (***emphasis added,*** footnote omitted)

In his letter, Mr. Chevedden erroneously contends that the language highlighted above refers to a supermajority provision in the Company's bylaws, however, no such provision exists. The highlighted language refers to the Certificate and bylaws collectively, and together, they contain a supermajority voting provision "in one minor respect." Specifically, this language refers to a requirement in the Certificate that amendments to the Certificate that would materially alter the existing provisions or powers, preferences or rights of the preferred stock contained therein require a two-thirds vote of the Company's preferred stock. This two-thirds voting requirement appears in two separate places in the Certificate as noted in the No-Action Letter.

Based upon the foregoing, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that the Company may exclude the Proposal from the Company's 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me at (212) 546-4302 or over e-mail at robert.wollin@bms.com.

Sincerely,



Robert I. Wollin
Senior Counsel

cc: John Chevedden, via e-mail
Sandra Leung, Bristol-Myers Squibb Company
Kate Kelly, Bristol-Myers Squibb Company

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 20, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2013 company request concerning this rule 14a-8 proposal.

The company letter states the company has 3 super majority vote provisions (in the last few lines on page 4). One super majority vote provision is a bylaw requirement and 2 super majority vote provisions (67%) are in the Certificate. The company cites no precedent that addressed a company maintaining 3 super majority vote provisions and still getting credit for implementing a simple majority vote proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Robert Wollin <Robert.Wollin@bms.com>

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Further, when a company can demonstrate that it has already taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Under this standard, the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. The Proposal seeks the removal of "each voting requirement in [the Company's] charter and bylaws that calls for a greater than simple majority vote." The Company has achieved the Proposal's objective because neither the Company's Amended and Restated Certificate of Incorporation, as corrected and amended (the "Certificate"), nor its bylaws contain any supermajority shareholder voting requirements (1) → except in one minor respect which is applicable only to the Company's preferred (2)(3) → stockholders. The Certificate contains two provisions that require a two-thirds vote of preferred stock on any proposed amendments to the Certificate or by-laws that would materially alter the existing provisions or powers, preferences or rights of the preferred

[BMY: Rule 14a-8 Proposal, November 6, 2013]

Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes the 75% provision in our Charter.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

In regard to executive pay there was $17 million for Lamberto Andreotti. GMI Ratings, an independent investment research firm, said Bristol-Myers could give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination.

Lead Director Lewis Campbell had 15-years independence-detracting tenure and received our highest negative votes – into double digits. Togo West chaired our executive pay committee. Mr. West's resume included director experience at Krispy Kreme and AbitibiBowater leading up to their bankruptcies. We also had a long-tenured former CEO on our executive pay committee, Lewis Campbell. A former CEO on an executive pay committee is a practice not associated with moderation.

Bristol-Myers admitted the SEC had launched an investigation under the Foreign Corrupt Practices Act into its sales and marketing practices in various countries. Louisiana Attorney General James Caldwell's office said Bristol Myers would pay $7 million to resolve allegations they misreported drug price information to the state's Medicaid program.

GMI said there were forensic accounting ratios related to asset-liability valuation that had extreme values either relative to industry peers or to the company's own history. GMI said BMY was rated as having Very Aggressive Accounting & Governance Risk. This indicated higher accounting and governance risk than 96% of companies. Bristol-Myers had a higher shareholder class action litigation risk than 99% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

[BMY: Rule 14a-8 Proposal, November 6, 2013].

Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes the 75% provision in our Charter.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

In regard to executive pay there was $17 million for Lamberto Andreotti. GMI Ratings, an independent investment research firm, said Bristol-Myers could give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination.

Lead Director Lewis Campbell had 15-years independence-detracting tenure and received our highest negative votes – into double digits. Togo West chaired our executive pay committee. Mr. West's resume included director experience at Krispy Kreme and AbitibiBowater leading up to their bankruptcies. We also had a long-tenured former CEO on our executive pay committee, Lewis Campbell. A former CEO on an executive pay committee is a practice not associated with moderation.

Bristol-Myers admitted the SEC had launched an investigation under the Foreign Corrupt Practices Act into its sales and marketing practices in various countries. Louisiana Attorney General James Caldwell's office said Bristol Myers would pay $7 million to resolve allegations they misreported drug price information to the state's Medicaid program.

GMI said there were forensic accounting ratios related to asset-liability valuation that had extreme values either relative to industry peers or to the company's own history. GMI said BMY was rated as having Very Aggressive Accounting & Governance Risk. This indicated higher accounting and governance risk than 96% of companies. Bristol-Myers had a higher shareholder class action litigation risk than 99% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***



Post-it® Fax Note 7671	Date 11-8-13	# of pages ▸
To Sandra Leung	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 609-897-6217	Fax #	

November 8, 2013

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since September 9, 2012, you have continuously held at least 500 shares each of, Verizon Communications Com (VZ), Valley national Bancorp Com (VLY), Pepsico Inc Com (PEP), Windstream Holdings Inc Com (WIN), Bristol-Myers Squibb Com (BMY), Baxter International Inc (BAX), Dow Chemical Com (DOW), Bank of America Corp (BAC), and Citigroup Inc (C).

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave,
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www.tdameritrade.com

EXHIBIT B

Bristol-Myers Squibb Company
Amended and Restated Certificate of Incorporation,
as corrected and amended

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS FILED FROM AND INCLUDING THE RESTATED CERTIFICATE OR A MERGER WITH A RESTATED CERTIFICATE ATTACHED OF "BRISTOL-MYERS SQUIBB COMPANY" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

RESTATED CERTIFICATE, FILED THE TWENTY-FOURTH DAY OF MAY, A.D. 2005, AT 4:15 O'CLOCK P.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

0326501 8100X

AUTHENTICATION: 6839339

080939107

DATE: 09-09-08

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:15 PM 05/24/2005
FILED 04:15 PM 05/24/2005
SRV 050429685 - 0326501 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

BRISTOL-MYERS SQUIBB COMPANY

This Amended and Restated Certificate of Incorporation of Bristol-Myers Squibb Company, originally incorporated as Bristol-Myers Company, was duly proposed by the board of directors of the corporation and adopted by the stockholders in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware. The original Certificate of Incorporation was filed with the Delaware Secretary of State on August 11, 1933.

FIRST: The name of the corporation is "Bristol-Myers Squibb Company".

SECOND: The location of the registered office of the corporation in the State of Delaware is and shall be located at No. 1209 Orange Street in the City of Wilmington, County of New Castle, and the name and address of its registered agent is and shall be The Corporation Trust Company, No. 1209 Orange Street, Wilmington, Delaware.

THIRD: The nature of the business, objects and purposes to be transacted, promoted or carried on by the corporation are as follows:

(a) To manufacture pharmaceutical preparations, surgical dressings and appliances, toilet articles, druggists' supplies and sundries, chemicals and other compounds and commodities, to sell the same, to purchase supplies for the same and other supplies, and to export or import such supplies or manufactured articles;

(b) To adopt, apply for, obtain, register, purchase, lease or otherwise acquire, and to maintain, protect, hold, use, own, exercise, develop, operate and introduce, and to sell, grant licenses or other rights in respect of, assign or otherwise dispose of or turn to account any trade-marks, trade-names, patents, patent-rights, copyrights and distinctive marks and rights analogous thereto, and inventions, improvements, processes, formulas and the like, including such thereof as may be covered by, used in connection with, or secured or received under, Letters Patent of the United States of America and elsewhere, or otherwise, which may be deemed capable of use in connection with any of the purposes of said corporation herein stated; and to acquire, use, exercise or otherwise turn to account licenses in respect of any trade-marks, trade-names, patents, patent-rights, copyrights, inventions, improvements, processes, formulas and the like;

(c) To hold, purchase, manufacture, sell, convey, mortgage, exchange, lease or otherwise acquire and dispose of real or personal property and rights or privileges therein, of every kind and nature, and wheresoever situated, whether within or without the State of Delaware, suitable or convenient for the purposes of said corporation; to acquire either alone or in conjunction with others, by assignment or otherwise, leases and leasehold estates, and to assume either alone or jointly and severally or jointly or severally with one or more persons, firms or corporations all obligations in connection therewith or arising therefrom; and to erect, construct, make, improve and operate or aid or subscribe towards the erection, construction, making, improvement and operation of plants, stores, storehouses, laboratories, buildings, machinery and works of all kinds insofar as the same may appertain to, or be useful for, the conduct of the business of said corporation, but only to the extent authorized by the laws of said State of Delaware;

(d) To acquire the good will, rights and property, and the whole or any part of the assets, tangible or intangible, of any person, firm, association or corporation and to undertake or in any way assume the liabilities of any such person, firm, association or corporation, and to undertake either alone or jointly and severally or jointly or severally with one or more persons, firms or corporations, any and all obligations for or on account of which any such person, firm or corporation is liable; to pay for the said good will, rights, property and assets in cash, the stock of this company, bonds or otherwise, or by undertaking either alone or jointly and severally or jointly or severally with one or more persons, firms or corporations, the whole or any part of the liabilities of the transferor or any and all obligations for or on account of which said transferor is liable; to hold or in any manner to dispose of the whole or any part of the property so purchased; to conduct in any lawful manner the whole or any part of any business so acquired, and to exercise all the powers necessary or convenient in and about the conduct and management of such business;

(e) To acquire by purchase, subscription or otherwise, and to hold, sell, assign, transfer, exchange, mortgage, pledge or otherwise dispose of any shares of the capital stock of, or any interest in any shares of the capital stock of or voting trust certificates for any shares of the capital stock of, or any bonds or other securities or evidences of indebtedness issued or created by, any other corporation or association organized under the laws of the State of Delaware or any other state, territory, district, colony or dependency, of the United States or of any foreign country, nation or government; to pay therefor in cash or property or by assumption of liability or otherwise or to issue in exchange therefor shares of the capital stock, bonds, notes or other obligations of said corporation; and while the owner or holder of any such shares of capital stock, interest in shares of capital stock, voting trust certificates, bonds, securities, or other obligations, to possess and exercise in respect thereof any and all of the rights, powers and privileges of individual holders, including the right to vote on any shares of stock or voting trust certificates so held or owned and upon a distribution of the assets or a division of the profits of said corporation to distribute any such shares of capital stock, voting trust certificates, bonds, securities or other obligations, or the proceeds thereof, among the stockholders of said corporation;

(f) To endorse or make any guarantee respecting stocks, dividends, securities, interest, contracts or undertakings of any corporation, firm, individual, syndicate or others, and to aid any lawful enterprise:

(g) To borrow or raise moneys for any of the purposes of the corporation and, from time to time, without limit as to amount, to draw, make, accept, endorse, execute and issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable instruments and evidences of indebtedness, and to secure the payment of any thereof and of the interest thereon by mortgage upon or pledge, conveyance or assignment in trust of the whole or any part of the property of the corporation, whether at the time owned or thereafter acquired, and to sell, pledge or otherwise dispose of such bonds or other obligations of the corporation for its corporate purposes;

(h) To purchase, hold, cancel, reissue, sell or transfer shares of its own capital stock provided that it shall not use its funds or property for the purchase of shares of its own capital stock when such use would cause any impairment of its capital, and, further, that shares of its own capital stock belonging to it shall not be voted upon directly or indirectly;

(i) To carry out all or any part of the foregoing purposes as principal, factor, agent, contractor, or otherwise, either alone or in conjunction with any person, firm, association or corporation, and in any part of the world; and in carrying on its business and for the purpose of attaining or furthering any of its objects, to make and perform contracts of any kind or description, to do such acts and things, and to exercise any and all such powers, as a natural person could lawfully make, perform, do or exercise, provided the same be not inconsistent with the laws under which said corporation was organized;

(j) To maintain offices and agencies either within or anywhere without the State of Delaware; and to conduct its business in any or all of its branches in said State and in other States of the United States, and in the District of Columbia, and in any or all territories, dependencies, colonies or possessions of the United States, and in foreign countries;

(k) To do any and all things necessary, suitable, convenient or proper for, or in connection with, or incidental to, the accomplishment of any of the purposes or the attainment of any one or more of the objects herein enumerated, or designed directly or indirectly to promote the interests of said corporation, or to enhance the value of any of its properties; and in general to do any and all things and exercise any and all powers which it may now or hereafter be lawful for said corporation to do or to exercise under the laws of the State of Delaware that may now or hereafter be applicable to the corporation;

(l) The purposes, powers and provisions set forth above shall, except when otherwise herein expressed, be in nowise limited or restricted by reference to, or inference from, any other provision contained herein, but such purposes, powers, and provisions, shall be regarded as independent purposes, powers, and provisions, and the specification of powers is not intended to be, and is not, in limitation of, but is in furtherance of, the powers granted to corporations under the laws of the State of

Delaware under and in pursuance of the provisions of which said corporation has been incorporated.

FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is four billion five hundred ten million (4,510,000,000) shares consisting of:

1. 4,500,000,000 shares of Common Stock of the par value of Ten Cents ($0.10) per share, and

2. 10,000,000 shares of Preferred Stock of the par value of One Dollar ($1.00) per share.

No holder of shares of any class of stock of the corporation as such shall have any preemptive or other right to subscribe for or purchase any shares of any class of stock of the corporation, or any securities convertible into shares of stock of any class, which at any time may be issued or sold by the corporation, other than such right, if any, as the board of directors in its discretion may determine.

A description of the different classes of stock of the corporation and a statement of the designations, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, fixed by the Certificate of Incorporation, and the express grant of authority, to the board of directors to fix by resolution or resolutions certain thereof not so fixed, are as follows:

PREFERRED STOCK

The affirmative vote of the holders of at least two-thirds of the Preferred Stock at the time outstanding voting only as a class shall be required to make effective any amendment to the Certificate of Incorporation or by-laws of the corporation altering materially any existing provisions of the Preferred Stock, or authorizing a class of preferred stock ranking prior to the Preferred Stock as to dividends or assets, and the affirmative vote of the holders of at least a majority of the Preferred Stock at the time outstanding voting only as a class shall be required to make effective any amendment to the Certificate of Incorporation of the corporation authorizing the issuance of or any increase in the authorized amount of any class of preferred stock ranking on a parity with or increasing the number of authorized shares of the Preferred Stock.

If and whenever accrued dividends on the Preferred Stock shall not have been paid or declared and a sum sufficient for the payment thereof set aside, in an amount equivalent to six quarterly dividends on all shares of all series of the Preferred Stock at the time outstanding, then and in such event, the holders of the Preferred Stock, voting separately as a class, shall be entitled to elect two directors at the next annual or special meeting of the stockholders. Such right of the holders of the Preferred Stock to elect two directors may be exercised until dividends in default on the Preferred Stock shall have been paid in full or declared and a sum sufficient for the payment thereof set aside, and when so paid or provided for, then the right of the holders of the Preferred Stock to elect such number of directors shall cease, but subject always to the same provisions for the vesting of such voting rights in the case of any such future dividend default or defaults. During any time that the holders of the Preferred Stock, voting as a class, are entitled to elect two directors as hereinabove provided, the holders of any series of Preferred Stock entitled to participate with the holders of Common Stock in the election of directors shall not be entitled to participate with the holders of the Common Stock in the election of any other directors.

At any annual or special meeting of the stockholders or any adjournment thereof at which the holders of Preferred Stock shall be entitled to elect two directors, if the holders of at least a majority of the shares of the Preferred Stock then outstanding shall be present or represented by proxy, then, by vote of the holders of at least a majority of the shares then present or so represented at such meeting, the then authorized number of directors of the corporation shall be increased by two, and at such meeting, the holders of the shares of Preferred Stock, voting as a class, shall be entitled to elect the additional directors so provided for. Whenever the holders of Preferred Stock shall be divested of special voting power as herein provided, the terms of all persons elected as directors by the holders of the shares of Preferred Stock as a class shall forthwith terminate, and the authorized number of directors of the corporation shall be reduced accordingly.

The Board of Directors is hereby expressly authorized, by resolution or resolutions from time to time adopted, to provide for the issuance of the Preferred Stock in series and to fix and state, to the extent not fixed by the provisions hereinabove set forth and subject to limitations prescribed by law, the voting powers, designations, preferences and relative, participating, optional and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof, including, but not limited to, determination of any of the following:

(a) the distinctive serial designation and the number of shares constituting the series;

(b) the dividend rate, whether dividends shall be cumulative and, if so, from which date, the payment date or dates for dividends, and the participating or other special rights, if any, with respect to dividends;

(c) the voting powers, full or limited in addition to the voting powers provided above or by law;

(d) whether the shares shall be redeemable, and if so, the price or prices at which, and the terms and conditions on which, the shares may be redeemed;

(e) the amount or amounts payable upon the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation;

(f) whether the shares shall be entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of shares of the series, and, if so entitled, the amount of such fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the applications of such fund; and

(g) whether the shares shall be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the corporation and, if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made and any other terms and conditions of such conversion or exchange.

Each share of each series of Preferred Stock shall have the same relative rights as and be identical in all respects with all the other shares of the same series.

COMMON STOCK

Except as otherwise required by law, as hereinabove provided and as otherwise provided in the resolution or resolutions, if any, adopted by the Board of Directors of the corporation with respect to any series of the Preferred Stock, the holders of the Common Stock shall exclusively possess all voting power. Each holder of shares of Common Stock shall be entitled to one vote for each share held by him.

Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of Preferred Stock and to the holders of outstanding shares of any other class of stock having preference over the Common Stock as to the payment of dividends the full amount of dividends and of sinking fund or retirement fund or other retirement payments if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, but only when and if declared by the Board of Directors.

In the event of any liquidation, dissolution or winding up of the corporation, after there shall have been paid to or set aside for the holders of shares of Preferred Stock and any other class having preference over the Common Stock in the event of liquidation, dissolution or winding up the full preferential amounts to which they are respectively entitled, the holders of the Common Stock, and of any class or series of stock entitled to participate therewith, in whole or in part, as to distributions of assets, shall be entitled to receive the remaining assets of the corporation available for distribution, in cash or in kind.

Each share of Common Stock shall have the same relative rights as and be identical in all respects with all the other shares of Common Stock.

FIFTH: The amount of capital with which the corporation will commence business is one thousand dollars ($1,000).

SIXTH: The corporation is to have perpetual existence.

SEVENTH: The private property of the stockholders of the corporation shall not be subject to the payment of corporate debts to any extent whatsoever.

EIGHTH: (a) Subject to the rights under Article FOURTH hereof of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of, the retirement age of and other restrictions and qualifications for directors of the corporation shall be fixed by the by-laws of the corporation and such number, retirement age and other restrictions and qualifications may be altered only by a majority vote of the entire board of directors from time to time in the manner provided in the by-laws or by amendment thereof adopted by a majority vote of the entire board of directors or adopted by the stockholders.

Except with respect to directors who may be elected by holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, at the 2004 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2005 annual meeting of stockholders (which number of directors shall be approximately one-third of the total number of directors of the corporation); at the 2005 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2006 annual meeting of stockholders (which number of directors shall be approximately two-thirds of the total number of directors of the corporation); and at each annual meeting of stockholders thereafter, the directors shall be elected for terms expiring at the next annual meeting of stockholders. No decrease in the number of directors constituting the board of directors or change in the restrictions and qualifications for directors shall shorten the term of any incumbent director.

Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 75% of the outstanding shares of stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article EIGHTH (a).

(b) In furtherance, and not in limitation of the powers conferred by statute, the board of directors of the corporation is expressly authorized:

1. To make, alter, amend and repeal the by-laws of the corporation;

2. To authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation; and

3. From time to time to decide whether and to what extent and at what times and under what conditions and requirements the accounts and books of said corporation (other than the stock ledger) shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account book or

document of the corporation except as such right may be conferred by the statutes of the State of Delaware, or by resolution of the board of directors.

The board of directors may from time to time provide and carry out and revise and change a plan or plans for the participation by all or any of the employees (including directors and officers of the corporation or of any corporations in which or in the welfare of which the corporation has any interest, and those actively engaged in the conduct of the corporation's business or the business of its subsidiary or affiliated corporations), in the profits of the corporation or of any subsidiary or of any branch or division thereof as part of the corporation's legitimate expenses or the expenses of such subsidiary, branch or division.

The board of directors shall have absolute discretion in the declaration of dividends out of the net profits of said corporation; and they may accumulate such profits to such extent as they may deem advisable, issue or distribute them among the stockholders, and may invest and reinvest the same in such manner as in their absolute discretion they may deem advisable.

They may set apart out of any funds of the corporation available for dividends a reserve or reserves for any proper purpose or may abolish any such reserve in the manner in which it was created.

They may by resolution or resolutions, passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of the corporation, which, to the extent provided in said resolution or resolutions or in the by-laws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the by-laws of the corporation or as may be determined from time to time by resolution adopted by the board of directors.

In the absence of fraud, no contract or other transaction between said corporation and any other corporation and no act of said corporation shall be in any way invalidated or otherwise affected by the fact that any one or more of the directors of said corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of said corporation individually, or any firm or association of which any director may be a member, may be a party to, or may be pecuniarily or otherwise interested in, any contract or transaction of said corporation, provided that the fact that he individually or as a member of such firm or association is so interested shall be disclosed or shall have been known to the board of directors or a majority of the members thereof; and any director of said corporation who is also a director or officer of such other corporation or who is so interested may be counted in determining the existence of a quorum at any meeting of the board of directors or of any committee of said corporation which shall authorize any such contract or transaction and may vote thereat to authorize any such contract or transactions with like force and effect as if he were not such director or officer of such other corporation or not so interested. Any contract, transaction or act of said corporation or of the board of directors or of any committee which shall be ratified by the majority of a quorum of the stockholders of said corporation at any annual meeting or any special meeting called for such purpose shall, insofar as permitted by law, be as valid and as binding as though ratified by every stockholder of said corporation.

The corporation may in its by-laws confer powers upon its board of directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon it by statute.

NINTH: Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Except as otherwise required by law and subject to the rights under Article FOURTH hereof of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the corporation may be called only by the Chairman of the Board or by the board of directors pursuant to a resolution approved by a majority of the entire board of directors.

TENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this corporation under the provisions of section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

ELEVENTH: Both stockholders and directors shall have power, if the by-laws so provide, to hold their meetings, and to have one or more offices within or without the State of Delaware, and to keep the books of the corporation (subject to the provisions of the statutes), outside of the State of Delaware at such places as may be from time to time designated by the board of directors.

TWELFTH: The corporation reserves the right to increase or decrease its authorized capital stock and classify or reclassify the same, and to amend, change, alter or repeal any provision in this certificate of incorporation, or in any amendment thereto, in the manner now or hereafter prescribed by law, and all rights conferred upon the stockholders in this certificate of incorporation, or any amendment thereto, are granted subject to this reservation.

THIRTEENTH: Subject to the provisions of the General Corporation Law of the State of Delaware, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, subsequent to the adoption of this Article, except to the extent that such liability arises (i) from a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) as a result of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law relating to the unlawful payment of dividends or unlawful stock purchase or redemption or (iv) any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article THIRTEENTH, nor the adoption of any provision of the Certificate of Incorporation or By-laws or of any statute inconsistent with this Article THIRTEENTH, shall eliminate or reduce the effect of this Article THIRTEENTH, in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

IN WITNESS WHEREOF, said Bristol-Myers Squibb Company has caused its corporate seal to be hereunto affixed and this certificate to be signed John L. McGoldrick, Executive Vice President and General Counsel, and attested by Sandra Leung, its Vice President and Secretary, this 20th day of May, 2005.

BRISTOL-MYERS SQUIBB COMPANY

By /s/ John L. McGoldrick
John L. McGoldrick
Executive Vice President and
General Counsel

Attest:

By /s/ Sandra Leung
Sandra Leung
Vice President and Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CORRECTION OF "BRISTOL-MYERS SQUIBB COMPANY", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF DECEMBER, A.D. 2009, AT 6:44 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

0326501 8100

091135205

AUTHENTICATION: 7722087

DATE: 12-24-09

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:42 PM 12/23/2009
FILED 06:44 PM 12/23/2009
SRV 091135205 - 0326501 FILE

CERTIFICATE OF CORRECTION OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BRISTOL-MYERS SQUIBB COMPANY

Bristol-Myers Squibb Company, a Delaware corporation (the "Company"), in accordance with the provisions of Section 103 of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1. The name of the Company is Bristol-Myers Squibb Company.

2. An Amended and Restated Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware (the "Secretary of State") on May 24, 2005 (the "Certificate of Incorporation") and said Certificate of Incorporation requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate of Incorporation to be corrected is that it inadvertently omitted the Certificate of the Designation, Preferences and Relative, Participating, Optional or Other Special Rights of the $2.00 Convertible Preferred Stock which was filed with the Secretary of State on December 22, 1967.

4. The Certificate of Incorporation is corrected by inserting the following as a new paragraph immediately preceding the heading "Common Stock" in Article FOURTH of the Certificate of Incorporation:

> "Pursuant to the authority conferred upon the Board of Directors of the corporation by this Article FOURTH, the Board of Directors created a series of 1,300,188 shares of Preferred Stock of the corporation designated as the $2.00 Convertible Preferred Stock (the "$2.00 Convertible Preferred Stock") by filing a Certificate of Designation with the Secretary of State of the State of Delaware on December 22, 1967, and the voting powers, designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations or restrictions of the $2.00 Convertible Preferred Stock are set forth in Appendix A hereto and are incorporated herein by reference."

5. The Certificate of Incorporation is further corrected by attaching Appendix A hereto as Appendix A to the Certificate of Incorporation of the Company.

6. All other provisions of the Certificate of Incorporation remain unchanged.

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to be executed as of the 17th day of December, 2009.

BRISTOL-MYERS SQUIBB COMPANY

By: /s/ Sandra Leung
Name: Sandra Leung
Title: Senior Vice President, General Counsel and Corporate Secretary

Appendix A

CERTIFICATE OF THE DESIGNATION, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF THE $2.00 CONVERTIBLE PREFERRED STOCK, AND THE QUALIFICATIONS, LIMITATIONS, OR RESTRICTIONS THEREOF WHICH HAVE NOT BEEN SET FORTH IN THE CERTIFICATE OF INCORPORATION OR IN ANY AMENDMENT THERETO

(a) *Designation.* The shares of such series shall be designated "$2.00 Convertible Preferred Stock", and the number of shares constituting such series shall initially be 1,300,188.

(b) *Dividends.* The holders of the shares of such series shall be entitled to receive, out of the assets of the Corporation legally available therefor and as and when declared by the Board of Directors, cash dividends at, but not exceeding, the rate of Two Dollars ($2.00) per share per annum, payable quarterly on the 1st day of the months of March, June, September and December in each year, accruing from the first day of the quarter-yearly dividend period in which the respective shares of such series shall be issued. For the purpose of this paragraph (b), the quarter-yearly dividend period shall begin on the 1st day of the third calendar month prior to the month in which the payment date occurs. Dividends upon the shares of such series shall be cumulative, so that if in any dividend period or periods full dividends upon the outstanding shares of such series at the rate fixed therefor shall not have been paid, the deficiency shall be declared and paid or set apart for payment before any dividend shall be declared and paid or set aside for payment on the Common Stock, and before any assets which are by law available for the payment of dividends shall be paid or set apart for the purchase or redemption of any shares of Preferred Stock or for the purchase of any shares of Common Stock.

(c) *Voting Rights.* Each holder of shares of such series shall be entitled to one vote for each share held and, except as otherwise by the Certificate of Incorporation or by law provided, the shares of such series and the shares of Common Stock of the Corporation (and any other capital stock of the Corporation at the time entitled thereto) shall vote together as one class, except that while holders of shares of Preferred Stock, voting as a class, are entitled to elect two directors as provided in the Certificate of Incorporation of the Corporation, they shall not be entitled to participate with the Common Stock (or any other capital stock as aforesaid) in the election of any other directors.

So long as any shares of such series are outstanding, the consent of the holders of at least two-thirds of the shares of such series at the time outstanding, given in person or by proxy, either in writing or at a meeting at which the holders of the shares of such series shall vote separately as a class, shall be necessary for effecting the amendment, alteration or repeal of any provision of the Certificate of Incorporation of the Corporation, any certificate amendatory thereof or supplemental thereto, or the by-laws of the Corporation so as to affect materially any of the powers, preferences and rights of the shares of such series.

(d) *Redemption.* The Corporation at its option, at any time, or from time to time, on or after December 23, 1972 (except as otherwise provided in paragraph (b) above), may redeem all or any of the shares of such series at the following applicable prices:

If Redeemed During the 12-Month Period Beginning December 23,	Per Share Redemption Price
1972	$53.00
1973	$52.50
1974	$52.00
1975	$51.50
1976	$51.00
1977	$50.50
1978 and thereafter	$50.00

together in each case with an amount equal to any dividends accrued and unpaid thereon to the date of redemption.

In the event the Corporation shall determine to redeem less than all the shares of such series then outstanding, the Board of Directors shall determine the shares of such series so to be redeemed by lot; and the certificate of the Secretary of the Corporation, filed with the Transfer Agent or Agents for the shares of such series to be redeemed, of such determination by the Board of Directors shall be conclusive. Notice of any proposed redemption of shares of such series shall be given by the Corporation by mailing a copy of such notice at least 30 days prior to the date fixed for such redemption to the holders of record of the shares of such series to be redeemed, at their respective addresses appearing on the books of the Corporation. From and after the date fixed in such notice as the date of redemption (unless default be made by the Corporation in providing moneys for the payment of the redemption price) all dividends upon the shares of such series thereby called for redemption shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive payment of said redemption price) shall cease and determine; or, if the Corporation shall so elect, from and after the date (which date shall be the date of redemption or prior thereto) on which the Corporation shall deposit with a bank or trust company doing business in the Borough of Manhattan, The City of New York, State of New York as Paying Agent, moneys sufficient in amount to pay at the office of such Paying Agent, on the redemption date, the said redemption price (provided the notice of redemption shall state the name and address of such Paying Agent and the intention of the Corporation to deposit said moneys on or before the date of redemption with such Paying Agent), all dividends on the shares of such series so called for redemption shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from said Paying Agent said redemption price, and the right, if any, to convert or exchange shares thereof for shares of the Common Stock) shall thereupon cease and determine, and by the deposit of said moneys with said Paying Agent the shares of such series so called for redemption shall be redeemed. Any moneys so deposited with said Paying Agent which shall remain unclaimed by the holders of shares of such series so called for redemption at the end of five full calendar years after the redemption date shall be paid by said Paying Agent to the Corporation, and thereafter the holders of the shares of such series called for redemption shall look only to the Corporation for the payment thereof.

(e) *Liquidation.* In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the shares of such series shall be entitled to receive for each share thereof $50.00, together with an amount equal to accrued and unpaid dividends thereon, before any distribution of assets shall be made to the holders of the Common Stock. The holders of the shares of such series shall be entitled to no further participation in any such distribution. Neither the merger nor consolidation of the Corporation into or with any other corporation, nor the merger or consolidation of any other corporation into or with the Corporation, nor a sale, transfer or lease of all or any part of the assets of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this paragraph (e).

(f) *Conversion.* The holders of shares of the $2.00 Convertible Preferred Stock shall have the right, at their option, to convert such shares into shares of Common Stock of the Corporation at any time on the following terms and conditions:

The shares of such series shall be convertible at the office of a Transfer Agent for such series into full paid and non-assessable shares (calculated as to each conversion to the nearest 1/100th of a share) of Common Stock of the Corporation at the conversion rate in effect at the time of conversion. The rate at which shares of Common Stock shall be delivered upon conversion (herein called the "conversion rate") shall be initially .53 shares of Common Stock for each share of such series, provided, however, that such initial conversion rate shall be subject to adjustment from time to time in certain instances as hereinafter provided. The Corporation shall make no payment or adjustment on account of any dividends accrued on the shares of such series surrendered for conversion or on account of any dividends accrued on the Common Stock. In case of the call for redemption of any shares of such series such right of conversion shall cease and terminate, as to the shares designated for redemption, at the close of business on the date fixed for redemption unless default shall be made in the payment of the redemption price.

Before any holder of shares of the $2.00 Convertible Preferred Stock shall be entitled to convert the same into Common Stock he shall surrender the certificate or certificates therefor, duly endorsed, at the office of a Transfer Agent, and shall give written notice to the Corporation at said office that he elects to convert the same or part thereof and shall state in writing therein the name or names in which he wishes the certificate or certificates for Common Stock to be issued. The Corporation will, as soon as practicable thereafter, issue and deliver at said office to such holder of shares of such series, or to his nominee or nominees, certificates for the number of full shares of Common Stock to which he shall be entitled as aforesaid, together with cash in lieu of any fraction of a share as hereinafter provided. Shares of such series shall be deemed to have been converted as of the date of the surrender of such shares for conversion as provided above, and the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Stock on such date.

In case the Corporation shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, by way of a dividend payable in Common Stock or a stock-split, or in case the outstanding shares of Common Stock of the Corporation shall be combined into a smaller number of shares, the conversion rate in effect immediately prior to such subdivision or combination shall be adjusted proportionately. In the event that the Corporation shall, at any time or from time to time prior to the conversion or redemption of all of the shares of the $2.00 Convertible Preferred Stock, grant to the holders of its Common Stock the right to subscribe for or purchase any shares of stock of any class of the Corporation, the Corporation shall concurrently therewith grant to the holders of shares of such series the same purchase or subscription rights in the same proportion as if each share of such series had been converted into shares of Common Stock at the then existing conversion rate.

Anything in this subdivision (f) to the contrary notwithstanding, the Corporation shall not be required to give effect to any adjustment in the conversion rate unless and until the net effect of one or more adjustments, determined as above provided, shall have resulted in a change of the conversion rate by at least one-hundredth of one share of Common Stock, and when the cumulative net effect of more than one adjustment so determined shall be to change the conversion rate by at least one-hundredth of one share of Common Stock, such change in the conversion rate shall thereupon be given effect.

In case of any capital reorganization or any reclassification of the capital stock of the Corporation or in case of the consolidation or merger of the Corporation with or into another corporation or the conveyance of all or substantially all of the assets of the Corporation to another corporation, each share of the $2.00 Convertible Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of such series would have been entitled upon such reorganization, reclassification, consolidation, merger or conveyance; and, in any such case, appropriate adjustment (as determined by the Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of such series, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the conversion rate) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the shares of such series.

Whenever the conversion rate is adjusted as herein provided, the Treasurer of the Corporation shall compute the adjusted conversion rate in accordance with this subdivision (f) and shall prepare a certificate setting forth such adjusted conversion rate and showing in detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed with the Transfer Agent or Agents for the $2.00 Convertible Preferred Stock and a notice thereof mailed to the holders of record of the outstanding shares of such series.

In case:

(a) the Corporation shall declare a dividend (or any other distribution) payable upon its Common Stock otherwise than in cash or in its Common Stock; or

(b) the Corporation shall authorize the granting to the holders of its Common Stock of rights to subscribe for or purchase any shares of stock of any class or to receive any other rights; or

(c) of any capital reorganization of the Corporation, reclassification of the capital stock of the Corporation, consolidation or merger of the Corporation with or into another corporation, or conveyance of all or substantially all of the assets of the Corporation to another corporation; or

(d) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation

then, and in any such case, the Corporation shall cause to be mailed to the Transfer Agent or Agents for the $2.00 Convertible Preferred Stock and to the holders of record of the outstanding shares of such series, at least twenty (20) days prior to the date hereinafter specified, a notice describing such event and stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution or rights are to be determined, or (y) the date on which such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up is to take place, and the date, if any is to be fixed, as of which holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock or out of shares of Common Stock held in its Treasury, solely for the purpose of effecting the conversion of the shares of the $2.00 Convertible Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all shares of such series from time to time outstanding. The Corporation shall from time to time, in accordance with the laws of the State of Delaware, increase the authorized amount of its Common Stock if at any time the authorized number of shares of Common Stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of such series at the time outstanding.

No fractional shares of Common Stock are to be issued upon conversion, but the Corporation shall pay a cash adjustment in respect of any fraction of a share which would otherwise be issuable in an amount equal to the same fraction of the market price (determined as hereinafter provided) per share of Common Stock on the day of conversion. For the purposes of the foregoing, such market price shall be the last sale price regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices regular way, in either case as officially quoted on the New

York Stock Exchange, or, if the Common Stock is not at the time listed on such Exchange, the average of the closing bid and asked prices as furnished by any recognized dealer in securities selected by the Corporation for the purpose.

The Corporation will pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of the $2.00 Convertible Preferred Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of such series so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.

(g) *Status of Reacquired Shares.* Shares of the $2.00 Convertible Preferred Stock which have been issued and reacquired in any manner (excluding, until the Corporation elects to retire them, shares which are held as treasury shares, but including shares redeemed, shares purchased and retired and shares which have been converted into shares of Common Stock) shall (upon compliance with any applicable provisions of the laws of the State of Delaware) have the status of authorized and unissued shares of the class of Preferred Stock undesignated as to series and may be redesignated and reissued.

(h) The shares of the $2.00 Convertible Preferred Stock shall not have any relative, participating, optional or other special rights and powers other than as set forth above in this Resolution and in the Certificate of Incorporation of the Corporation, as amended.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BRISTOL-MYERS SQUIBB COMPANY", FILED IN THIS OFFICE ON THE SEVENTH DAY OF MAY, A.D. 2010, AT 11:56 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

0326501 8100

100476698

AUTHENTICATION: 7979541

DATE: 05-07-10

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 05/07/2010
FILED 11:56 AM 05/07/2010
SRV 100476698 - 0326501 FILE

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BRISTOL-MYERS SQUIBB COMPANY

Pursuant to Section 242
of the General Corporation Law of the State of Delaware

Bristol-Myers Squibb Company, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

1. The Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") is hereby amended by deleting the second sentence of Article NINTH of the Certificate of Incorporation in its entirety and inserting the following in lieu thereof:

> Except as otherwise required by law and subject to the rights under Article FOURTH hereof of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the corporation may be called only by (i) the Chairman of the board of directors, (ii) a majority of the entire board of directors, or (iii) the Secretary of the corporation upon a written request of record holders of at least 25% in voting power of the outstanding shares of stock of the corporation made in accordance with, and subject to, all applicable provisions of the Bylaws.

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on this 4th day of May, 2010.

BRISTOL-MYERS SQUIBB COMPANY



By: ____________________
Name: Sandra Leung
Title: General Counsel and Corporate Secretary

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BRISTOL-MYERS SQUIBB COMPANY", FILED IN THIS OFFICE ON THE SEVENTH DAY OF MAY, A.D. 2010, AT 12 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

0326501 8100

100476704

AUTHENTICATION: 7979565

DATE: 05-07-10

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 05/07/2010
FILED 12:00 PM 05/07/2010
SRV 100476704 - 0326501 FILE

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BRISTOL-MYERS SQUIBB COMPANY

Pursuant to Section 242
of the General Corporation Law of the State of Delaware

Bristol-Myers Squibb Company, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

1. The Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") is hereby amended by deleting in its entirety the last paragraph in section (a) of Article EIGHTH of the Certificate of Incorporation.

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on this 4th day of May, 2010.

BRISTOL-MYERS SQUIBB COMPANY

By: 
Name: Sandra Leung
Title: General Counsel and Corporate Secretary

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154 212-546-4000

December 11, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: *Stockholder Proposal of Mr. Kenneth Steiner*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Bristol-Myers Squibb Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from Mr. Kenneth Steiner (the "Proponent"). The Proponent has appointed John Chevedden as his proxy and instructed that we direct all communications regarding the Proposal to Mr. Chevedden. We have concurrently sent copies of this correspondence to Mr. Chevedden.

Pursuant to Rule 14a-8(j), we are filing this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission. The Company anticipates that its 2014 Proxy Materials will be available for mailing on or about March 19, 2014. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Mr. Chevedden, as the Proponent's designated representative, that if Mr. Chevedden or the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished currently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The text of the resolution contained in the Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes the 75% provision in our Charter.

The text of the supporting statement contained in the Proposal provides:

> Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.
>
> This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority.
>
> This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:
>
> In regard to executive pay there was $17 million for Lamberto Andreotti. GMI Ratings, an independent investment research firm, said Bristol-Myers could give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination.

> Lead Director Lewis Campbell had 15-years independence-detracting tenure and received our highest negative votes - into double digits. Togo West chaired our executive pay committee. Mr. West's resume included director experience at Krispy Kreme and AbitibiBowater leading up to their bankruptcies. We also had a long-tenured former CEO on our executive pay committee, Lewis Campbell. A former CEO on an executive pay committee is a practice not associated with moderation.
>
> Bristol-Myers admitted the SEC had launched an investigation under the Foreign Corrupt Practices Act into its sales and marketing practices in various countries. Louisiana Attorney General James Caldwell's office said Bristol Myers would pay $7 million to resolve allegations they misreported drug price information to the state's Medicaid program.
>
> GMI said there were forensic accounting ratios related to asset-liability valuation that had extreme values either relative to industry peers or to the company's own history. GMI said BMY was rated as having Very Aggressive Accounting & Governance Risk. This indicated higher accounting and governance risk than 96% of companies. Bristol-Myers had a higher shareholder class action litigation risk than 99% of all rated companies.
>
> Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value[.]

BACKGROUND

The Company received the original Proposal, accompanied by a cover letter from the Proponent, by fax from Mr. Chevedden on November 6, 2013. On November 8, 2013, the Company received from Mr. Chevedden by fax a letter from TD Ameritrade verifying the Proponent's ownership as of the date the Proposal was submitted to the Company. Copies of the Proposal and accompanying cover letter and the broker letter are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and

- Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Further, when a company can demonstrate that it has already taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Under this standard, the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. The Proposal seeks the removal of "each voting requirement in [the Company's] charter and bylaws that calls for a greater than simple majority vote." The Company has achieved the Proposal's objective because neither the Company's Amended and Restated Certificate of Incorporation, as corrected and amended (the "Certificate"), nor its bylaws contain any supermajority shareholder voting requirements except in one minor respect which is applicable only to the Company's preferred stockholders. The Certificate contains two provisions that require a two-thirds vote of preferred stock on any proposed amendments to the Certificate or by-laws that would materially alter the existing provisions or powers, preferences or rights of the preferred stock.[1] These limited voting provisions protect the investment interests of preferred stockholders, do not diminish the voting rights of holders of common stock generally, reflect the terms negotiated with the holders of the outstanding series of preferred stock at the time of their investment and are not subject to amendment without approval of only such holders.

Staff precedent makes clear that the retention of these terms do not preclude the Staff from determining that the Proposal is excludable under Rule 14a-8(i)(10). For example, in *Exxon Mobil Corp.* (avail. Mar. 21, 2011), the Staff concurred that a proposal similar to the Proposal was excludable despite a provision in the certificate of incorporation requiring a two-thirds vote of Class B Preferred Stock on any proposed amendment to the certificate that would adversely affect the preference, special rights or powers of the Class B Preferred. In concurring that the proposal was excludable, the Staff stated, "it appears that [the company's] policies, practices and procedures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal." *See also Nicor Inc.* (avail. Jan . 28, 2008, *recon. denied* Feb. 12, 2008) (concurring with the exclusion of a similar stockholder proposal under Rule 14a-8(i)(10) where the company did not amend provisions requiring a "supermajority vote of approval from the affected series of preferred or preference stock" for, among other things, certain amendments "that would adversely affect the rights of the holders of the shares of such series"); *MDU Resources Group, Inc.* (avail. Jan. 16, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a similar stockholder proposal where the company did not amend provisions requiring a two-thirds vote of outstanding shares of preferred and preference stocks on certain actions that affect the rights of the preferred and preference stocks); *Mattel Inc.* (avail. Feb. 3, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting the ability of stockholders to act by written consent based on a majority of outstanding shares where the company's certificate required "a two-thirds vote of any series of preferred stock on any proposed amendment to our Charter that would adversely affect the preferences, special rights or powers of such series").

---

[1] A copy of the Company's Certificate is attached to this letter as Exhibit B and the relevant provisions are:

- Article FOURTH of the Certificate requires the affirmative vote of the holders of at least two-thirds of the authorized preferred stock at the time outstanding voting only as a class to make effective any amendment to the Certificate or by-laws of the Company altering materially any existing provisions of the preferred stock, or authorizing a class of preferred stock ranking prior to the preferred stock as to dividends or asset; and
- Paragraph (c) of the Certificate of Designation for the Company's outstanding $2.00 convertible preferred stock requires the consent of the holders of at least two-thirds of the $2.00 convertible preferred stock at the time outstanding, voting separately as a class, to effect the amendment, alteration or repeal of any provision of the Certificate or the by-laws of the Company so as to affect materially any of the powers, preferences and rights of the $2.00 convertible preferred stock.

Moreover, at the Company's 2010 Annual Meeting, the Company asked its stockholders to vote on two proposals to amend the Certificate to remove all supermajority voting provisions. The proposal to remove the supermajority voting provisions applicable to common stockholders was approved, however, the proposal to remove the supermajority voting provisions applicable to preferred stockholders was not approved because less than two-thirds of the outstanding preferred shares voted in favor of the proposal as required by the Certificate.[2]

The Company believes that the Board has taken all of the steps necessary to eliminate all supermajority voting requirements in the Certificate and Bylaws, and the two remaining provisions in the Certificate which the Company sought to remove at the Company's 2010 Annual Meeting are not applicable to the common stockholders. Thus, the Company has addressed the essential objective of the Proposal and the Company believes that its policies, practices and procedures compare favorably with the guidelines of the Proposal. Accordingly, there is no reason to ask stockholders to vote on a resolution to urge the Board to take action that the Board has already taken. For these reasons, the Company respectively submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Materially False and Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff clarified in Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004) ("SLB 14B"), that exclusion under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ." *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Additionally, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material

[2] We note that while the preferred stockholders overwhelmingly voted in favor of this proposal, less than two-thirds of the outstanding preferred shares were represented in person or by proxy at the meeting. As such, even if all of the shares represented in person or by proxy at the meeting had voted in favor of the proposal, it still would not have been approved.

fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. See *General Electric Company* (January 6, 2009) (proposal was materially false and misleading because of "an underlying assertion" that the company had plurality voting when, in fact, the company had implemented majority voting); *Duke Energy Corp.* (February 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors" because the company had no nominating committee); *General Magic, Inc.* (May 1, 2000) (proposal was materially false and misleading because it requested that the company "make no more false statements" to its shareholders, creating the false impression that the company tolerated dishonest behavior by its employees); and *Conrail Inc.* (February 22, 1996) (proposal was materially false and misleading where it misstated a fundamental provision of a relevant plan).

In the instant Proposal, the Proponent falsely asserts that the actions to be taken by the Board (if the Proposal were to be adopted) to replace the supermajority voting provisions in the Company's charter documents with simple majority voting provisions should include "the 75% provision in [the Company's] Charter." The Proponent also falsely states in the supporting statement that "[c]urrently a 1%-minority can frustrate the will of our 74%-shareholder majority." The Company's Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on May 24, 2005 included a stockholder friendly supermajority voting provision requiring at least 75% of the holders of the Company's outstanding stock to eliminate the annual election of directors and approve a classified Board structure. However, as described above, the Company's stockholders approved an amendment to the Amended and Restated Certificate of Incorporation to remove this supermajority voting provision at the Company's 2010 Annual Meeting. On May 7, 2010, the Company filed a Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to remove this supermajority voting provision. These filings are included in Exhibit B. As a result, the statements in the Proposal and the supporting statement referencing a 75% supermajority voting provision contained in the Certificate are materially false and misleading and the Proposal is impermissibly vague and indefinite because a reasonable shareholder reading the Proposal and supporting statement could easily believe that their vote would affect this provision when in fact it cannot.

Furthermore, the Staff has taken the position that companies may exclude statements under Rule 14a-8(i)(3) when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." SLB 14B. *See, e.g., Burlington Northern Santa Fe Corp.* (avail Jan. 31, 2001) (permitting exclusion of supporting statements involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); *Boise Cascade Corp.* (avail Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for separation of the CEO and chairman); *see also Entergy Corp.* (avail Feb. 14, 2007) (permitting exclusion of a proposal where, along with other misleading defects in the proposal, the supporting statement was irrelevant to the subject matter of the proposal); *Energy East Corp.* (avail Feb. 12, 2007) (same); *The Bear Stearns Cos. Inc.* (avail Jan. 30, 2007) (same).

As stated above, the subject matter of the Proposal is to amend the Certificate and bylaws of the Company to replace the supermajority voting provisions with simple majority voting provisions. However, five of the eight paragraphs in the supporting statement address various matters unrelated and irrelevant to the subject of simple majority voting. A reasonable shareholder could, after reading the supporting statement, be uncertain as to whether his or her vote relates to the Company's executive pay, director tenure and independence, environmental, social and corporate governance performance, sales and marketing practices, accounting and governance risk, or simple majority voting. Even the Proponent acknowledges that a substantial portion of the supporting statement is unrelated to the proposal by stating in the last sentence of the supporting statement that he is now "[r]eturning to the core topic of this proposal" and yet, still does not refer to simple majority voting in such concluding statement. Rather, it mentions "improvable corporate governance" and makes a vague request to "please vote to protect shareholder value." As a result, when read together, the resolution and the supporting statement are materially misleading because there is a strong likelihood that a reasonable shareholder, upon reading the entire Proposal, would be uncertain as to the matter on which he or she is being asked to vote.

The supporting statement is also misleading in attempting to influence votes in favor of the Proposal based on unrelated matters and purported deficiencies, rather than on the merits of the Proposal itself. The supporting statement improperly instructs shareholders to evaluate the Proposal "more favorably ... due to [the] Company's clearly improvable environmental, social and corporate governance performance," which suggests that shareholders who vote in favor of the Proposal will be voting to take action to improve the Company's environmental and social performance discussed in the supporting statement. This suggestion is false and materially misleading to shareholders because the Proponent does not otherwise discuss the Company's environmental and social performance in the Proposal or supporting statement.

Accordingly, the Company respectively submits that the entire Proposal may be excluded from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) as materially false and misleading. Alternatively, and to the extent that the Staff does not concur that the entire Proposal may be excluded, the Company requests that it be permitted to exclude the language referenced above relating to the "75% provision" which the Proponent falsely asserts is contained in the Certificate, as well as those portions of the supporting statement that are irrelevant to the subject matter of the Proposal, specifically, the third, fourth, fifth, sixth and seventh paragraphs of the supporting statement.

CONCLUSION

Based on the foregoing, we respectfully request the Staff's concurrence that it will take no action if the Company omits the Proposal from its 2014 Proxy Materials.

If you have any questions or require additional information, please do not hesitate to contact me at (212) 546-4302, Sandra Leung, our General Counsel and Corporate Secretary, at (212) 546-4260, or Kate Kelly, our Vice President and Assistant General Counsel, at (212) 546-4852.

Sincerely,



Robert J. Wollin
Senior Counsel

Enclosures

cc: John Chevedden, via e-mail and Federal Express
overnight delivery
Sandra Leung, Bristol-Myers Squibb Company
Kate Kelly, Bristol-Myers Squibb Company

EXHIBIT A

The Proposal and Other Correspondence

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. James M. Cornelius
Chairman of the Board
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154
Phone: 212 546-4000

Dear Mr. Cornelius,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-14-13
Date

cc: Sandra Leung
Corporate Secretary
PH: 609-897-3538
FX: 609-897-6217
Robert Wollin <Robert.Wollin@bms.com>

[BMY: Rule 14a-8 Proposal, November 6, 2013]

Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes the 75% provision in our Charter.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

In regard to executive pay there was $17 million for Lamberto Andreotti. GMI Ratings, an independent investment research firm, said Bristol-Myers could give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination.

Lead Director Lewis Campbell had 15-years independence-detracting tenure and received our highest negative votes – into double digits. Togo West chaired our executive pay committee. Mr. West's resume included director experience at Krispy Kreme and AbitibiBowater leading up to their bankruptcies. We also had a long-tenured former CEO on our executive pay committee, Lewis Campbell. A former CEO on an executive pay committee is a practice not associated with moderation.

Bristol-Myers admitted the SEC had launched an investigation under the Foreign Corrupt Practices Act into its sales and marketing practices in various countries. Louisiana Attorney General James Caldwell's office said Bristol Myers would pay $7 million to resolve allegations they misreported drug price information to the state's Medicaid program.

GMI said there were forensic accounting ratios related to asset-liability valuation that had extreme values either relative to industry peers or to the company's own history. GMI said BMY was rated as having Very Aggressive Accounting & Governance Risk. This indicated higher accounting and governance risk than 96% of companies. Bristol-Myers had a higher shareholder class action litigation risk than 99% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***



Post-it® Fax Note 7671	Date 11-8-13	# of pages ▶
To Sandra Leung	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 609-897-6217	Fax #	

November 8, 2013

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since September 9, 2012, you have continuously held at least 500 shares each of, Verizon Communications Com (VZ), Valley national Bancorp Com (VLY), Pepsico Inc Com (PEP), Windstream Holdings Inc Com (WIN), Bristol-Myers Squibb Com (BMY), Baxter International Inc (BAX), Dow Chemical Com (DOW), Bank of America Corp (BAC), and Citigroup Inc (C).

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 08/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

<u>EXHIBIT B</u>

Bristol-Myers Squibb Company
Amended and Restated Certificate of Incorporation,
as corrected and amended

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS FILED FROM AND INCLUDING THE RESTATED CERTIFICATE OR A MERGER WITH A RESTATED CERTIFICATE ATTACHED OF "BRISTOL-MYERS SQUIBB COMPANY" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

RESTATED CERTIFICATE, FILED THE TWENTY-FOURTH DAY OF MAY, A.D. 2005, AT 4:15 O'CLOCK P.M.



0326501 8100X

080939107

You may verify this certificate online at corp.delaware.gov/authver.shtml

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 6839339

DATE: 09-09-08

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:15 PM 05/24/2005
FILED 04:15 PM 05/24/2005
SRV 050429685 - 0326501 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

BRISTOL-MYERS SQUIBB COMPANY

This Amended and Restated Certificate of Incorporation of Bristol-Myers Squibb Company, originally incorporated as Bristol-Myers Company, was duly proposed by the board of directors of the corporation and adopted by the stockholders in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware. The original Certificate of Incorporation was filed with the Delaware Secretary of State on August 11, 1933.

FIRST: The name of the corporation is "Bristol-Myers Squibb Company".

SECOND: The location of the registered office of the corporation in the State of Delaware is and shall be located at No. 1209 Orange Street in the City of Wilmington, County of New Castle, and the name and address of its registered agent is and shall be The Corporation Trust Company, No. 1209 Orange Street, Wilmington, Delaware.

THIRD: The nature of the business, objects and purposes to be transacted, promoted or carried on by the corporation are as follows:

(a) To manufacture pharmaceutical preparations, surgical dressings and appliances, toilet articles, druggists' supplies and sundries, chemicals and other compounds and commodities, to sell the same, to purchase supplies for the same and other supplies, and to export or import such supplies or manufactured articles;

(b) To adopt, apply for, obtain, register, purchase, lease or otherwise acquire, and to maintain, protect, hold, use, own, exercise, develop, operate and introduce, and to sell, grant licenses or other rights in respect of, assign or otherwise dispose of or turn to account any trade-marks, trade-names, patents, patent-rights, copyrights and distinctive marks and rights analogous thereto, and inventions, improvements, processes, formulas and the like, including such thereof as may be covered by, used in connection with, or secured or received under, Letters Patent of the United States of America and elsewhere, or otherwise, which may be deemed capable of use in connection with any of the purposes of said corporation herein stated; and to acquire, use, exercise or otherwise turn to account licenses in respect of any trade-marks, trade-names, patents, patent-rights, copyrights, inventions, improvements, processes, formulas and the like;

(c) To hold, purchase, manufacture, sell, convey, mortgage, exchange, lease or otherwise acquire and dispose of real or personal property and rights or privileges therein, of every kind and nature, and wheresoever situated, whether within or without the State of Delaware, suitable or convenient for the purposes of said corporation; to acquire either alone or in conjunction with others, by assignment or otherwise, leases and leasehold estates, and to assume either alone or jointly and severally or jointly or severally with one or more persons, firms or corporations all obligations in connection therewith or arising therefrom; and to erect, construct, make, improve and operate or aid or subscribe towards the erection, construction, making, improvement and operation of plants, stores, storehouses, laboratories, buildings, machinery and works of all kinds insofar as the same may appertain to, or be useful for, the conduct of the business of said corporation, but only to the extent authorized by the laws of said State of Delaware;

(d) To acquire the good will, rights and property, and the whole or any part of the assets, tangible or intangible, of any person, firm, association or corporation and to undertake or in any way assume the liabilities of any such person, firm, association or corporation, and to undertake either alone or jointly and severally or jointly or severally with one or more persons, firms or corporations, any and all obligations for or on account of which any such person, firm or corporation is liable; to pay for the said good will, rights, property and assets in cash, the stock of this company, bonds or otherwise, or by undertaking either alone or jointly and severally or jointly or severally with one or more persons, firms or corporations, the whole or any part of the liabilities of the transferor or any and all obligations for or on account of which said transferor is liable; to hold or in any manner to dispose of the whole or any part of the property so purchased; to conduct in any lawful manner the whole or any part of any business so acquired, and to exercise all the powers necessary or convenient in and about the conduct and management of such business;

(e) To acquire by purchase, subscription or otherwise, and to hold, sell, assign, transfer, exchange, mortgage, pledge or otherwise dispose of any shares of the capital stock of, or any interest in any shares of the capital stock of or voting trust certificates for any shares of the capital stock of, or any bonds or other securities or evidences of indebtedness issued or created by, any other corporation or association organized under the laws of the State of Delaware or any other state, territory, district, colony or dependency, of the United States or of any foreign country, nation or government; to pay therefor in cash or property or by assumption of liability or otherwise or to issue in exchange therefor shares of the capital stock, bonds, notes or other obligations of said corporation; and while the owner or holder of any such shares of capital stock, interest in shares of capital stock, voting trust certificates, bonds, securities, or other obligations, to possess and exercise in respect thereof any and all of the rights, powers and privileges of individual holders, including the right to vote on any shares of stock or voting trust certificates so held or owned and upon a distribution of the assets or a division of the profits of said corporation to distribute any such shares of capital stock, voting trust certificates, bonds, securities or other obligations, or the proceeds thereof, among the stockholders of said corporation;

(f) To endorse or make any guarantee respecting stocks, dividends, securities, interest, contracts or undertakings of any corporation, firm, individual, syndicate or others, and to aid any lawful enterprise:

(g) To borrow or raise moneys for any of the purposes of the corporation and, from time to time, without limit as to amount, to draw, make, accept, endorse, execute and issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable instruments and evidences of indebtedness, and to secure the payment of any thereof and of the interest thereon by mortgage upon or pledge, conveyance or assignment in trust of the whole or any part of the property of the corporation, whether at the time owned or thereafter acquired, and to sell, pledge or otherwise dispose of such bonds or other obligations of the corporation for its corporate purposes;

(h) To purchase, hold, cancel, reissue, sell or transfer shares of its own capital stock provided that it shall not use its funds or property for the purchase of shares of its own capital stock when such use would cause any impairment of its capital, and, further, that shares of its own capital stock belonging to it shall not be voted upon directly or indirectly;

(i) To carry out all or any part of the foregoing purposes as principal, factor, agent, contractor, or otherwise, either alone or in conjunction with any person, firm, association or corporation, and in any part of the world; and in carrying on its business and for the purpose of attaining or furthering any of its objects, to make and perform contracts of any kind or description, to do such acts and things, and to exercise any and all such powers, as a natural person could lawfully make, perform, do or exercise, provided the same be not inconsistent with the laws under which said corporation was organized;

(j) To maintain offices and agencies either within or anywhere without the State of Delaware; and to conduct its business in any or all of its branches in said State and in other States of the United States, and in the District of Columbia, and in any or all territories, dependencies, colonies or possessions of the United States, and in foreign countries;

(k) To do any and all things necessary, suitable, convenient or proper for, or in connection with, or incidental to, the accomplishment of any of the purposes or the attainment of any one or more of the objects herein enumerated, or designed directly or indirectly to promote the interests of said corporation, or to enhance the value of any of its properties; and in general to do any and all things and exercise any and all powers which it may now or hereafter be lawful for said corporation to do or to exercise under the laws of the State of Delaware that may now or hereafter be applicable to the corporation;

(l) The purposes, powers and provisions set forth above shall, except when otherwise herein expressed, be in nowise limited or restricted by reference to, or inference from, any other provision contained herein, but such purposes, powers, and provisions, shall be regarded as independent purposes, powers, and provisions, and the specification of powers is not intended to be, and is not, in limitation of, but is in furtherance of, the powers granted to corporations under the laws of the State of

Delaware under and in pursuance of the provisions of which said corporation has been incorporated.

FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is four billion five hundred ten million (4,510,000,000) shares consisting of:

1. 4,500,000,000 shares of Common Stock of the par value of Ten Cents ($0.10) per share, and

2. 10,000,000 shares of Preferred Stock of the par value of One Dollar ($1.00) per share.

No holder of shares of any class of stock of the corporation as such shall have any preemptive or other right to subscribe for or purchase any shares of any class of stock of the corporation, or any securities convertible into shares of stock of any class, which at any time may be issued or sold by the corporation, other than such right, if any, as the board of directors in its discretion may determine.

A description of the different classes of stock of the corporation and a statement of the designations, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, fixed by the Certificate of Incorporation, and the express grant of authority, to the board of directors to fix by resolution or resolutions certain thereof not so fixed, are as follows:

PREFERRED STOCK

The affirmative vote of the holders of at least two-thirds of the Preferred Stock at the time outstanding voting only as a class shall be required to make effective any amendment to the Certificate of Incorporation or by-laws of the corporation altering materially any existing provisions of the Preferred Stock, or authorizing a class of preferred stock ranking prior to the Preferred Stock as to dividends or assets, and the affirmative vote of the holders of at least a majority of the Preferred Stock at the time outstanding voting only as a class shall be required to make effective any amendment to the Certificate of Incorporation of the corporation authorizing the issuance of or any increase in the authorized amount of any class of preferred stock ranking on a parity with or increasing the number of authorized shares of the Preferred Stock.

If and whenever accrued dividends on the Preferred Stock shall not have been paid or declared and a sum sufficient for the payment thereof set aside, in an amount equivalent to six quarterly dividends on all shares of all series of the Preferred Stock at the time outstanding, then and in such event, the holders of the Preferred Stock, voting separately as a class, shall be entitled to elect two directors at the next annual or special meeting of the stockholders. Such right of the holders of the Preferred Stock to elect two directors may be exercised until dividends in default on the Preferred Stock shall have been paid in full or declared and a sum sufficient for the payment thereof set aside, and when so paid or provided for, then the right of the holders of the Preferred Stock to elect such number of directors shall cease, but subject always to the same provisions for the vesting of such voting rights in the case of any such future dividend default or defaults. During any time that the holders of the Preferred Stock, voting as a class, are entitled to elect two directors as hereinabove provided, the holders of any series of Preferred Stock entitled to participate with the holders of Common Stock in the election of directors shall not be entitled to participate with the holders of the Common Stock in the election of any other directors.

At any annual or special meeting of the stockholders or any adjournment thereof at which the holders of Preferred Stock shall be entitled to elect two directors, if the holders of at least a majority of the shares of the Preferred Stock then outstanding shall be present or represented by proxy, then, by vote of the holders of at least a majority of the shares then present or so represented at such meeting, the then authorized number of directors of the corporation shall be increased by two, and at such meeting, the holders of the shares of Preferred Stock, voting as a class, shall be entitled to elect the additional directors so provided for. Whenever the holders of Preferred Stock shall be divested of special voting power as herein provided, the terms of all persons elected as directors by the holders of the shares of Preferred Stock as a class shall forthwith terminate, and the authorized number of directors of the corporation shall be reduced accordingly.

The Board of Directors is hereby expressly authorized, by resolution or resolutions from time to time adopted, to provide for the issuance of the Preferred Stock in series and to fix and state, to the extent not fixed by the provisions hereinabove set forth and subject to limitations prescribed by law, the voting powers, designations, preferences and relative, participating, optional and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof, including, but not limited to, determination of any of the following:

(a) the distinctive serial designation and the number of shares constituting the series;

(b) the dividend rate, whether dividends shall be cumulative and, if so, from which date, the payment date or dates for dividends, and the participating or other special rights, if any, with respect to dividends;

(c) the voting powers, full or limited in addition to the voting powers provided above or by law;

(d) whether the shares shall be redeemable, and if so, the price or prices at which, and the terms and conditions on which, the shares may be redeemed;

(e) the amount or amounts payable upon the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation;

(f) whether the shares shall be entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of shares of the series, and, if so entitled, the amount of such fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the applications of such fund; and

(g) whether the shares shall be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the corporation and, if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made and any other terms and conditions of such conversion or exchange.

Each share of each series of Preferred Stock shall have the same relative rights as and be identical in all respects with all the other shares of the same series.

COMMON STOCK

Except as otherwise required by law, as hereinabove provided and as otherwise provided in the resolution or resolutions, if any, adopted by the Board of Directors of the corporation with respect to any series of the Preferred Stock, the holders of the Common Stock shall exclusively possess all voting power. Each holder of shares of Common Stock shall be entitled to one vote for each share held by him.

Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of Preferred Stock and to the holders of outstanding shares of any other class of stock having preference over the Common Stock as to the payment of dividends the full amount of dividends and of sinking fund or retirement fund or other retirement payments if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, but only when and if declared by the Board of Directors.

In the event of any liquidation, dissolution or winding up of the corporation, after there shall have been paid to or set aside for the holders of shares of Preferred Stock and any other class having preference over the Common Stock in the event of liquidation, dissolution or winding up the full preferential amounts to which they are respectively entitled, the holders of the Common Stock, and of any class or series of stock entitled to participate therewith, in whole or in part, as to distributions of assets, shall be entitled to receive the remaining assets of the corporation available for distribution, in cash or in kind.

Each share of Common Stock shall have the same relative rights as and be identical in all respects with all the other shares of Common Stock.

FIFTH: The amount of capital with which the corporation will commence business is one thousand dollars ($1,000).

SIXTH: The corporation is to have perpetual existence.

SEVENTH: The private property of the stockholders of the corporation shall not be subject to the payment of corporate debts to any extent whatsoever.

EIGHTH: (a) Subject to the rights under Article FOURTH hereof of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of, the retirement age of and other restrictions and qualifications for directors of the corporation shall be fixed by the by-laws of the corporation and such number, retirement age and other restrictions and qualifications may be altered only by a majority vote of the entire board of directors from time to time in the manner provided in the by-laws or by amendment thereof adopted by a majority vote of the entire board of directors or adopted by the stockholders.

Except with respect to directors who may be elected by holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, at the 2004 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2005 annual meeting of stockholders (which number of directors shall be approximately one-third of the total number of directors of the corporation); at the 2005 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2006 annual meeting of stockholders (which number of directors shall be approximately two-thirds of the total number of directors of the corporation); and at each annual meeting of stockholders thereafter, the directors shall be elected for terms expiring at the next annual meeting of stockholders. No decrease in the number of directors constituting the board of directors or change in the restrictions and qualifications for directors shall shorten the term of any incumbent director.

Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 75% of the outstanding shares of stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article EIGHTH (a).

(b) In furtherance, and not in limitation of the powers conferred by statute, the board of directors of the corporation is expressly authorized:

1. To make, alter, amend and repeal the by-laws of the corporation;

2. To authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation; and

3. From time to time to decide whether and to what extent and at what times and under what conditions and requirements the accounts and books of said corporation (other than the stock ledger) shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account book or

document of the corporation except as such right may be conferred by the statutes of the State of Delaware, or by resolution of the board of directors.

The board of directors may from time to time provide and carry out and revise and change a plan or plans for the participation by all or any of the employees (including directors and officers of the corporation or of any corporations in which or in the welfare of which the corporation has any interest, and those actively engaged in the conduct of the corporation's business or the business of its subsidiary or affiliated corporations), in the profits of the corporation or of any subsidiary or of any branch or division thereof as part of the corporation's legitimate expenses or the expenses of such subsidiary, branch or division.

The board of directors shall have absolute discretion in the declaration of dividends out of the net profits of said corporation; and they may accumulate such profits to such extent as they may deem advisable, issue or distribute them among the stockholders, and may invest and reinvest the same in such manner as in their absolute discretion they may deem advisable.

They may set apart out of any funds of the corporation available for dividends a reserve or reserves for any proper purpose or may abolish any such reserve in the manner in which it was created.

They may by resolution or resolutions, passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of the corporation, which, to the extent provided in said resolution or resolutions or in the by-laws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the by-laws of the corporation or as may be determined from time to time by resolution adopted by the board of directors.

In the absence of fraud, no contract or other transaction between said corporation and any other corporation and no act of said corporation shall be in any way invalidated or otherwise affected by the fact that any one or more of the directors of said corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of said corporation individually, or any firm or association of which any director may be a member, may be a party to, or may be pecuniarily or otherwise interested in, any contract or transaction of said corporation, provided that the fact that he individually or as a member of such firm or association is so interested shall be disclosed or shall have been known to the board of directors or a majority of the members thereof; and any director of said corporation who is also a director or officer of such other corporation or who is so interested may be counted in determining the existence of a quorum at any meeting of the board of directors or of any committee of said corporation which shall authorize any such contract or transaction and may vote thereat to authorize any such contract or transactions with like force and effect as if he were not such director or officer of such other corporation or not so interested. Any contract, transaction or act of said corporation or of the board of directors or of any committee which shall be ratified by the majority of a quorum of the stockholders of said corporation at any annual meeting or any special meeting called for such purpose shall, insofar as permitted by law, be as valid and as binding as though ratified by every stockholder of said corporation.

The corporation may in its by-laws confer powers upon its board of directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon it by statute.

NINTH: Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Except as otherwise required by law and subject to the rights under Article FOURTH hereof of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the corporation may be called only by the Chairman of the Board or by the board of directors pursuant to a resolution approved by a majority of the entire board of directors.

TENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this corporation under the provisions of section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

ELEVENTH: Both stockholders and directors shall have power, if the by-laws so provide, to hold their meetings, and to have one or more offices within or without the State of Delaware, and to keep the books of the corporation (subject to the provisions of the statutes), outside of the State of Delaware at such places as may be from time to time designated by the board of directors.

TWELFTH: The corporation reserves the right to increase or decrease its authorized capital stock and classify or reclassify the same, and to amend, change, alter or repeal any provision in this certificate of incorporation, or in any amendment thereto, in the manner now or hereafter prescribed by law, and all rights conferred upon the stockholders in this certificate of incorporation, or any amendment thereto, are granted subject to this reservation.

THIRTEENTH: Subject to the provisions of the General Corporation Law of the State of Delaware, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, subsequent to the adoption of this Article, except to the extent that such liability arises (i) from a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) as a result of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law relating to the unlawful payment of dividends or unlawful stock purchase or redemption or (iv) any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article THIRTEENTH, nor the adoption of any provision of the Certificate of Incorporation or By-laws or of any statute inconsistent with this Article THIRTEENTH, shall eliminate or reduce the effect of this Article THIRTEENTH, in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

IN WITNESS WHEREOF, said Bristol-Myers Squibb Company has caused its corporate seal to be hereunto affixed and this certificate to be signed John L. McGoldrick, Executive Vice President and General Counsel, and attested by Sandra Leung, its Vice President and Secretary, this 20th day of May, 2005.

BRISTOL-MYERS SQUIBB COMPANY

By /s/ John L. McGoldrick
John L. McGoldrick
Executive Vice President and
General Counsel

Attest:

By /s/ Sandra Leung
Sandra Leung
Vice President and Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CORRECTION OF "BRISTOL-MYERS SQUIBB COMPANY", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF DECEMBER, A.D. 2009, AT 6:44 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

0326501 8100

091135205

AUTHENTICATION: 7722087

DATE: 12-24-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:42 PM 12/23/2009
FILED 06:44 PM 12/23/2009
SRV 091135205 - 0326501 FILE

CERTIFICATE OF CORRECTION OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BRISTOL-MYERS SQUIBB COMPANY

Bristol-Myers Squibb Company, a Delaware corporation (the "Company"), in accordance with the provisions of Section 103 of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1. The name of the Company is Bristol-Myers Squibb Company.

2. An Amended and Restated Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware (the "Secretary of State") on May 24, 2005 (the "Certificate of Incorporation") and said Certificate of Incorporation requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate of Incorporation to be corrected is that it inadvertently omitted the Certificate of the Designation, Preferences and Relative, Participating, Optional or Other Special Rights of the $2.00 Convertible Preferred Stock which was filed with the Secretary of State on December 22, 1967.

4. The Certificate of Incorporation is corrected by inserting the following as a new paragraph immediately preceding the heading "Common Stock" in Article FOURTH of the Certificate of Incorporation:

> "Pursuant to the authority conferred upon the Board of Directors of the corporation by this Article FOURTH, the Board of Directors created a series of 1,300,188 shares of Preferred Stock of the corporation designated as the $2.00 Convertible Preferred Stock (the "$2.00 Convertible Preferred Stock") by filing a Certificate of Designation with the Secretary of State of the State of Delaware on December 22, 1967, and the voting powers, designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations or restrictions of the $2.00 Convertible Preferred Stock are set forth in Appendix A hereto and are incorporated herein by reference."

5. The Certificate of Incorporation is further corrected by attaching Appendix A hereto as Appendix A to the Certificate of Incorporation of the Company.

6. All other provisions of the Certificate of Incorporation remain unchanged.

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to be executed as of the 17th day of December, 2009.

BRISTOL-MYERS SQUIBB COMPANY

By: /s/ Sandra Leung
Name: Sandra Leung
Title: Senior Vice President, General Counsel and Corporate Secretary

Appendix A

CERTIFICATE OF THE DESIGNATION, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF THE $2.00 CONVERTIBLE PREFERRED STOCK, AND THE QUALIFICATIONS, LIMITATIONS, OR RESTRICTIONS THEREOF WHICH HAVE NOT BEEN SET FORTH IN THE CERTIFICATE OF INCORPORATION OR IN ANY AMENDMENT THERETO

(a) *Designation.* The shares of such series shall be designated "$2.00 Convertible Preferred Stock", and the number of shares constituting such series shall initially be 1,300,188.

(b) *Dividends.* The holders of the shares of such series shall be entitled to receive, out of the assets of the Corporation legally available therefor and as and when declared by the Board of Directors, cash dividends at, but not exceeding, the rate of Two Dollars ($2.00) per share per annum, payable quarterly on the 1st day of the months of March, June, September and December in each year, accruing from the first day of the quarter-yearly dividend period in which the respective shares of such series shall be issued. For the purpose of this paragraph (b), the quarter-yearly dividend period shall begin on the 1st day of the third calendar month prior to the month in which the payment date occurs. Dividends upon the shares of such series shall be cumulative, so that if in any dividend period or periods full dividends upon the outstanding shares of such series at the rate fixed therefor shall not have been paid, the deficiency shall be declared and paid or set apart for payment before any dividend shall be declared and paid or set aside for payment on the Common Stock, and before any assets which are by law available for the payment of dividends shall be paid or set apart for the purchase or redemption of any shares of Preferred Stock or for the purchase of any shares of Common Stock.

(c) *Voting Rights.* Each holder of shares of such series shall be entitled to one vote for each share held and, except as otherwise by the Certificate of Incorporation or by law provided, the shares of such series and the shares of Common Stock of the Corporation (and any other capital stock of the Corporation at the time entitled thereto) shall vote together as one class, except that while holders of shares of Preferred Stock, voting as a class, are entitled to elect two directors as provided in the Certificate of Incorporation of the Corporation, they shall not be entitled to participate with the Common Stock (or any other capital stock as aforesaid) in the election of any other directors.

So long as any shares of such series are outstanding, the consent of the holders of at least two-thirds of the shares of such series at the time outstanding, given in person or by proxy, either in writing or at a meeting at which the holders of the shares of such series shall vote separately as a class, shall be necessary for effecting the amendment, alteration or repeal of any provision of the Certificate of Incorporation of the Corporation, any certificate amendatory thereof or supplemental thereto, or the by-laws of the Corporation so as to affect materially any of the powers, preferences and rights of the shares of such series.

(d) *Redemption*. The Corporation at its option, at any time, or from time to time, on or after December 23, 1972 (except as otherwise provided in paragraph (b) above), may redeem all or any of the shares of such series at the following applicable prices:

If Redeemed During the 12-Month Period <u>Beginning December 23,</u>	**Per Share <u>Redemption Price</u>**
1972	$53.00
1973	$52.50
1974	$52.00
1975	$51.50
1976	$51.00
1977	$50.50
1978 and thereafter	$50.00

together in each case with an amount equal to any dividends accrued and unpaid thereon to the date of redemption.

In the event the Corporation shall determine to redeem less than all the shares of such series then outstanding, the Board of Directors shall determine the shares of such series so to be redeemed by lot; and the certificate of the Secretary of the Corporation, filed with the Transfer Agent or Agents for the shares of such series to be redeemed, of such determination by the Board of Directors shall be conclusive. Notice of any proposed redemption of shares of such series shall be given by the Corporation by mailing a copy of such notice at least 30 days prior to the date fixed for such redemption to the holders of record of the shares of such series to be redeemed, at their respective addresses appearing on the books of the Corporation. From and after the date fixed in such notice as the date of redemption (unless default be made by the Corporation in providing moneys for the payment of the redemption price) all dividends upon the shares of such series thereby called for redemption shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive payment of said redemption price) shall cease and determine; or, if the Corporation shall so elect, from and after the date (which date shall be the date of redemption or prior thereto) on which the Corporation shall deposit with a bank or trust company doing business in the Borough of Manhattan, The City of New York, State of New York as Paying Agent, moneys sufficient in amount to pay at the office of such Paying Agent, on the redemption date, the said redemption price (provided the notice of redemption shall state the name and address of such Paying Agent and the intention of the Corporation to deposit said moneys on or before the date of redemption with such Paying Agent), all dividends on the shares of such series so called for redemption shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from said Paying Agent said redemption price, and the right, if any, to convert or exchange shares thereof for shares of the Common Stock) shall thereupon cease and determine, and by the deposit of said moneys with said Paying Agent the shares of such series so called for redemption shall be redeemed. Any moneys so deposited with said Paying Agent which shall remain unclaimed by the holders of shares of such series so called for redemption at the end of five full calendar years after the redemption date shall be paid by said Paying Agent to the Corporation, and thereafter the holders of the shares of such series called for redemption shall look only to the Corporation for the payment thereof.

(e) *Liquidation.* In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the shares of such series shall be entitled to receive for each share thereof $50.00, together with an amount equal to accrued and unpaid dividends thereon, before any distribution of assets shall be made to the holders of the Common Stock. The holders of the shares of such series shall be entitled to no further participation in any such distribution. Neither the merger nor consolidation of the Corporation into or with any other corporation, nor the merger or consolidation of any other corporation into or with the Corporation, nor a sale, transfer or lease of all or any part of the assets of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this paragraph (e).

(f) *Conversion.* The holders of shares of the $2.00 Convertible Preferred Stock shall have the right, at their option, to convert such shares into shares of Common Stock of the Corporation at any time on the following terms and conditions:

The shares of such series shall be convertible at the office of a Transfer Agent for such series into full paid and non-assessable shares (calculated as to each conversion to the nearest 1/100th of a share) of Common Stock of the Corporation at the conversion rate in effect at the time of conversion. The rate at which shares of Common Stock shall be delivered upon conversion (herein called the "conversion rate") shall be initially .53 shares of Common Stock for each share of such series, provided, however, that such initial conversion rate shall be subject to adjustment from time to time in certain instances as hereinafter provided. The Corporation shall make no payment or adjustment on account of any dividends accrued on the shares of such series surrendered for conversion or on account of any dividends accrued on the Common Stock. In case of the call for redemption of any shares of such series such right of conversion shall cease and terminate, as to the shares designated for redemption, at the close of business on the date fixed for redemption unless default shall be made in the payment of the redemption price.

Before any holder of shares of the $2.00 Convertible Preferred Stock shall be entitled to convert the same into Common Stock he shall surrender the certificate or certificates therefor, duly endorsed, at the office of a Transfer Agent, and shall give written notice to the Corporation at said office that he elects to convert the same or part thereof and shall state in writing therein the name or names in which he wishes the certificate or certificates for Common Stock to be issued. The Corporation will, as soon as practicable thereafter, issue and deliver at said office to such holder of shares of such series, or to his nominee or nominees, certificates for the number of full shares of Common Stock to which he shall be entitled as aforesaid, together with cash in lieu of any fraction of a share as hereinafter provided. Shares of such series shall be deemed to have been converted as of the date of the surrender of such shares for conversion as provided above, and the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Stock on such date.

In case the Corporation shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, by way of a dividend payable in Common Stock or a stock-split, or in case the outstanding shares of Common Stock of the Corporation shall be combined into a smaller number of shares, the conversion rate in effect immediately prior to such subdivision or combination shall be adjusted proportionately. In the event that the Corporation shall, at any time or from time to time prior to the conversion or redemption of all of the shares of the $2.00 Convertible Preferred Stock, grant to the holders of its Common Stock the right to subscribe for or purchase any shares of stock of any class of the Corporation, the Corporation shall concurrently therewith grant to the holders of shares of such series the same purchase or subscription rights in the same proportion as if each share of such series had been converted into shares of Common Stock at the then existing conversion rate.

Anything in this subdivision (f) to the contrary notwithstanding, the Corporation shall not be required to give effect to any adjustment in the conversion rate unless and until the net effect of one or more adjustments, determined as above provided, shall have resulted in a change of the conversion rate by at least one-hundredth of one share of Common Stock, and when the cumulative net effect of more than one adjustment so determined shall be to change the conversion rate by at least one-hundredth of one share of Common Stock, such change in the conversion rate shall thereupon be given effect.

In case of any capital reorganization or any reclassification of the capital stock of the Corporation or in case of the consolidation or merger of the Corporation with or into another corporation or the conveyance of all or substantially all of the assets of the Corporation to another corporation, each share of the $2.00 Convertible Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of such series would have been entitled upon such reorganization, reclassification, consolidation, merger or conveyance; and, in any such case, appropriate adjustment (as determined by the Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of such series, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the conversion rate) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the shares of such series.

Whenever the conversion rate is adjusted as herein provided, the Treasurer of the Corporation shall compute the adjusted conversion rate in accordance with this subdivision (f) and shall prepare a certificate setting forth such adjusted conversion rate and showing in detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed with the Transfer Agent or Agents for the $2.00 Convertible Preferred Stock and a notice thereof mailed to the holders of record of the outstanding shares of such series.

In case:

(a) the Corporation shall declare a dividend (or any other distribution) payable upon its Common Stock otherwise than in cash or in its Common Stock; or

(b) the Corporation shall authorize the granting to the holders of its Common Stock of rights to subscribe for or purchase any shares of stock of any class or to receive any other rights; or

(c) of any capital reorganization of the Corporation, reclassification of the capital stock of the Corporation, consolidation or merger of the Corporation with or into another corporation, or conveyance of all or substantially all of the assets of the Corporation to another corporation; or

(d) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation

then, and in any such case, the Corporation shall cause to be mailed to the Transfer Agent or Agents for the $2.00 Convertible Preferred Stock and to the holders of record of the outstanding shares of such series, at least twenty (20) days prior to the date hereinafter specified, a notice describing such event and stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution or rights are to be determined, or (y) the date on which such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up is to take place, and the date, if any is to be fixed, as of which holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock or out of shares of Common Stock held in its Treasury, solely for the purpose of effecting the conversion of the shares of the $2.00 Convertible Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all shares of such series from time to time outstanding. The Corporation shall from time to time, in accordance with the laws of the State of Delaware, increase the authorized amount of its Common Stock if at any time the authorized number of shares of Common Stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of such series at the time outstanding.

No fractional shares of Common Stock are to be issued upon conversion, but the Corporation shall pay a cash adjustment in respect of any fraction of a share which would otherwise be issuable in an amount equal to the same fraction of the market price (determined as hereinafter provided) per share of Common Stock on the day of conversion. For the purposes of the foregoing, such market price shall be the last sale price regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices regular way, in either case as officially quoted on the New

York Stock Exchange, or, if the Common Stock is not at the time listed on such Exchange, the average of the closing bid and asked prices as furnished by any recognized dealer in securities selected by the Corporation for the purpose.

The Corporation will pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of the $2.00 Convertible Preferred Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of such series so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.

(g) *Status of Reacquired Shares*. Shares of the $2.00 Convertible Preferred Stock which have been issued and reacquired in any manner (excluding, until the Corporation elects to retire them, shares which are held as treasury shares, but including shares redeemed, shares purchased and retired and shares which have been converted into shares of Common Stock) shall (upon compliance with any applicable provisions of the laws of the State of Delaware) have the status of authorized and unissued shares of the class of Preferred Stock undesignated as to series and may be redesignated and reissued.

(h) The shares of the $2.00 Convertible Preferred Stock shall not have any relative, participating, optional or other special rights and powers other than as set forth above in this Resolution and in the Certificate of Incorporation of the Corporation, as amended.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BRISTOL-MYERS SQUIBB COMPANY", FILED IN THIS OFFICE ON THE SEVENTH DAY OF MAY, A.D. 2010, AT 11:56 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

0326501 8100

100476698

AUTHENTICATION: 7979541

DATE: 05-07-10

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 05/07/2010
FILED 11:56 AM 05/07/2010
SRV 100476698 - 0326501 FILE

**CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BRISTOL-MYERS SQUIBB COMPANY**

Pursuant to Section 242
of the General Corporation Law of the State of Delaware

Bristol-Myers Squibb Company, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

1. The Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") is hereby amended by deleting the second sentence of Article NINTH of the Certificate of Incorporation in its entirety and inserting the following in lieu thereof:

> Except as otherwise required by law and subject to the rights under Article FOURTH hereof of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the corporation may be called only by (i) the Chairman of the board of directors, (ii) a majority of the entire board of directors, or (iii) the Secretary of the corporation upon a written request of record holders of at least 25% in voting power of the outstanding shares of stock of the corporation made in accordance with, and subject to, all applicable provisions of the Bylaws.

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on this 4th day of May, 2010.

BRISTOL-MYERS SQUIBB COMPANY

By: 
Name: Sandra Leung
Title: General Counsel and Corporate Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BRISTOL-MYERS SQUIBB COMPANY", FILED IN THIS OFFICE ON THE SEVENTH DAY OF MAY, A.D. 2010, AT 12 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

0326501 8100

100476704

AUTHENTICATION: 7979565

DATE: 05-07-10

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 05/07/2010
FILED 12:00 PM 05/07/2010
SRV 100476704 - 0326501 FILE

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BRISTOL-MYERS SQUIBB COMPANY

Pursuant to Section 242
of the General Corporation Law of the State of Delaware

Bristol-Myers Squibb Company, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

1. The Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") is hereby amended by deleting in its entirety the last paragraph in section (a) of Article EIGHTH of the Certificate of Incorporation.

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on this 4th day of May, 2010.

BRISTOL-MYERS SQUIBB COMPANY

By: 
Name: Sandra Leung
Title: General Counsel and Corporate Secretary